Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284606

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 22, 2025)

266,666 American Depositary Shares representing

133,333,000

Ordinary Shares

Kazia Therapeutics Limited

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 22, 2025 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-284606), as amended, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on July 28, 2026 (the “July 28, 2026 Form 6-K”). Accordingly, we have attached the July 28, 2026 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The ADSs are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “KZIA.” On July 27, 2026, the last reported sale price of the ADSs on Nasdaq was $12.21 per ADS.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus and the “Risk Factors” in “Item 3. Key Information-D. Risk Factors” of our most recent Annual Report on Form 20-F, which is incorporated by reference in the Prospectus, as well as in any other recently filed reports and, if any, in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 28, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release

On July 28, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Announces the Filing of Provisional Patent for Novel Strategy, Supported by Preclinical Data, to Prevent Metastatic Recurrence in Triple-Negative Breast Cancer”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including 99.1, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated July 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: July 28, 2026

Exhibit 99.1

Kazia Therapeutics Announces the Filing of Provisional Patent for Novel Strategy, Supported by Preclinical Data, to Prevent Metastatic Recurrence in Triple-Negative Breast Cancer

Clinically relevant perioperative studies demonstrate elimination of residual disease and prevention of metastatic spread, supported by complementary translational patient data

SYDNEY, Australia, July 28, 2026 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused biotechnology company developing therapies that reprogram cancer biology, restore anti-tumor immunity and overcome treatment resistance, announced the filing of a provisional patent application supporting a novel therapeutic strategy designed to prevent metastatic recurrence in patients with high-risk early-stage triple-negative breast cancer (TNBC).

The patent filing is supported by new preclinical findings from a model designed to replicate high-risk early-stage TNBC. In the model, standard treatment —neoadjuvant chemotherapy, anti-PD-1 immunotherapy and surgical resection — followed by adjuvant paxalisib reduced residual disease and local recurrence by 95% (p<0.0001) and lung metastatic burden by 40% (p<0.027).

Complementary translational studies were conducted on ex vivo tumor samples from patients with high-risk, early-stage TNBC. In these studies, paxalisib completely disrupted (100%) the circulating tumor cell (CTC) clusters that were detected. Together with emerging clinical observations from the Company’s ongoing metastatic TNBC study, these findings strengthen the translational rationale for advancing paxalisib across multiple stages of disease.

A New Strategy to Prevent Metastatic Recurrence

Approximately one-third of patients with Stage II/III TNBC continue to have residual disease following standard perioperative therapy and remain at high risk of metastatic recurrence. Current development strategies in this setting are primarily focused on intensifying tumor cell killing through additional cytotoxic therapies and antibody-drug conjugates.

Preventing metastatic recurrence could require more than eliminating residual tumor cells. It may also require targeting the biological programs that allow those surviving cells to evade immune surveillance, disseminate and establish metastatic disease.

Paxalisib represents a differentiated tumor and immune reprogramming strategy designed to potentially intervene before metastatic relapse becomes clinically established.

“For decades, oncology has largely focused on treating metastatic disease once it appears. The next frontier is preventing metastasis before it begins,” said Dr. John Friend II, Chief Executive Officer of Kazia Therapeutics. “Residual disease represents the population of tumor cells most capable of driving future metastatic relapse. Our new preclinical findings, together with encouraging translational observations from patients receiving paxalisib-based therapy, support a differentiated strategy focused on reprogramming tumor biology, restoring anti-tumor immunity and preventing metastatic recurrence. We believe these data significantly expand the potential opportunity for paxalisib beyond advanced disease and establish a strong scientific and intellectual property foundation for future development in high-risk early breast cancer.”

Building on Emerging Clinical Momentum

The Company’s ongoing Phase Ib study evaluating paxalisib in combination with pembrolizumab (Keytruda®) and chemotherapy in advanced metastatic TNBC generated encouraging preliminary clinical and translational findings, including objective tumor responses with disruption of CTC clusters.

Kazia believes the convergence of these patient observations with the newly generated perioperative preclinical data strengthens the rationale for advancing paxalisib across multiple stages of TNBC, from advanced metastatic disease to earlier intervention aimed at reducing residual disease and preventing metastatic recurrence.

Given these findings, the Company is actively evaluating opportunities to broaden the clinical development of paxalisib into earlier-stage TNBC and expects to provide additional details regarding its development strategy in the near term.

About Kazia Therapeutics

Kazia Therapeutics (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia. The Company’s lead asset, paxalisib, is an investigational brain penetrant inhibitor of the PI3K/Akt /mTOR pathway, which is being developed to treat multiple forms of cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of 10 clinical trials. A completed Phase 2/3 study in glioblastoma (GBM-Agile) was reported in 2024, and discussions are ongoing for designing and executing a pivotal registrational study in pursuit of a standard approval.

Other clinical trials involving paxalisib are ongoing in advanced breast cancer, brain metastases, diffuse midline gliomas, and primary central nervous system lymphoma, with several of these trials having reported encouraging interim data. Paxalisib was granted Orphan Drug Designation for glioblastoma by the U.S. Food and Drug Administration (FDA) in February 2018, and Fast Track Designation (FTD) for glioblastoma in August 2020. Paxalisib was also granted FTD in July 2023 for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy.

Additionally, paxalisib was granted Rare Pediatric Disease Designation and Orphan Drug Designation by the FDA for diffuse intrinsic pontine glioma in August 2020 and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively. Kazia is also developing EVT801, a small molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. In addition to its clinical-stage programs, Kazia is advancing NDL2, a potentially first-in-class intracellular PD-L1 protein degrader program targeting a newly identified mechanism of immunotherapy resistance and metastatic progression, as well as MSETC, a potentially first-in-class SETDB1 inhibitor program intended to restore immune signaling in tumors that have become resistant to immunotherapy, including checkpoint inhibitors. Both programs are currently in preclinical development. For more information, please visit www.kaziatherapeutics.com or follow us on X @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “expect,” “plan,” “believe,” “potential,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the filing and prosecution of the provisional patent application and the establishment of intellectual property protection for the perioperative therapeutic strategy; the potential of paxalisib to prevent metastatic recurrence in patients with high-risk early-stage triple-negative breast cancer; expectations regarding the ability of preclinical and translational findings to predict clinical outcomes; the potential therapeutic benefit of paxalisib to reprogram tumor biology, restore anti-tumor immunity and prevent metastatic recurrence; the Company’s plans to evaluate opportunities to broaden clinical development of paxalisib into earlier-stage TNBC; the ongoing Phase Ib clinical trial of paxalisib in advanced TNBC, including preliminary clinical and translational findings; the potential of paxalisib to disrupt circulating tumor cell clusters and reduce residual disease; and the timing and content of future public disclosures regarding the Company’s clinical programs and development strategy. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with: the development of early-stage therapeutic programs; the conduct of clinical trials, including the ability to enroll patients and achieve anticipated enrollment targets; the preliminary nature of preclinical data, which may not be predictive of clinical results in humans; the preliminary nature of data from small, open-label clinical studies, which may not be predictive of later-stage clinical results; risks related to regulatory approvals; risks related to Kazia’s reliance on third-party collaborators and clinical trial sites; risks related to the Company’s ability to obtain, maintain and protect its intellectual property, including the uncertainty of patent prosecution and the potential for third-party challenges; risks related to the impact of global economic conditions; and risks related to Kazia’s ability to maintain compliance with the applicable NASDAQ continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report on Form 20-F filed with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

Media Contact

Michaela Fawcett
KCSA Strategic Communications
mfawcett@kcsa.com